Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 25, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our potential investments.

Declaration of Distributions

On June 20, 2018, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on July 1, 2018 and ending on September 30, 2018 (the “Distribution Period”). The distribution will be payable to the stockholders of record as of the close of business on each day of the Distribution Period. Our board of directors expects that the distributions will be paid on or before October 15, 2018.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning July 1, 2018 and ending September 30, 2018. The annualized distribution rate is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Potential Investments

Avon Place Apartments – Avon, Connecticut

There is a reasonable probability that we may acquire a $3,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Avon Place Apartments (the ''Property''), a Class B, garden-style apartment community in Avon, CT, an affluent town in the Farmington Valley Region of Hartford County. If we choose to acquire the Equity Investment, we will pay $3,500,000, which would comprise approximately 41.3% of the total equity. An entity managed by an affiliate of the Company may also make a $3,000,000 investment in this transaction.

The real estate company for the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $1,130,000, or $6,906/unit, and assumes that 130 units

(79% of total) will be renovated over 36 months or less (approximately 3.6 units/month) utilizing the real estate company’s in-house construction team. As of August 2018, the Property was 92.9% occupied. The Property is located 9.7 miles west of downtown Hartford, CT. Its amenities include a fitness center, pool, picnic area, dog park, tot lot, tennis court, elevators, community laundry, Wi-Fi, low-density wooded landscape, and a clubhouse.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in, and has a track record with, the acquisition and management of multifamily properties. The principals of the real estate company have invested in over $870,000,000 in total assets, with an emphasis in Northeast, value-add multifamily.